February 7, 2019

William Stilley, III
President and Chief Executive Officer
ADIAL PHARMACEUTICALS, INC.
1001 Research Park Blvd.,
Suite 100
Charlottesville, VA 22911

        Re: ADIAL PHARMACEUTICALS, INC.
            Draft Registration Statement on Form S-1
            Filed January 7, 2019
            File No. 377-02455

Dear Mr. Stilley, III:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance